CARTAN HOLDINGS INC.
                                999 Canada Place
				   Suite 404
                                  Vancouver, BC
                                 Canada V6C 3E3
                           Telephone: (800) 343-5092
                           Facsimile: (604) 683-2853

November 2, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 6010

ATTENTION:  JAY MUMFORD, DIVISION OF CORPORATE FINANCE

Dear Sirs:

RE:    CARTAN HOLDINGS INC. - FORM SB-2 (FILE: 333-136049)

We are in receipt of your comment letter dated August 22, 2006 concerning our registration statement on Form SB-2 filed July 26, 2006. We respond to your comments as follows and provide an amended registration statement for your review:

General

   1.  PLEASE NUMBER YOUR PAGES IN THE NEXT AMENDMENT

       We have numbered the pages in the amended registration statement.

Registration Statement Cover Page

   2. PLEASE INCLUDE AN I.R.S. EMPLOYER IDENTIFICATION NUMBER IN THE NEXT AMENDMENT.

       Our I.R.S. Employer Identification Number is still pending. As soon as we receive it, we will include it in all of our filings with the Securities & Exchange Commission.

Prospectus Cover Page

   3. DISCLOSE THE PERCENTAGE OF OUTSTANDING SHARES THAT ARE BEING REGISTERED FOR RESALE. ALSO DISCLOSE THE PERCENTAGE OF SHARES BEING REGISTERED FOR RESALE THAT ARE BEING OFFERED BY FAMILY MEMBERS OF YOUR CEO.




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       We have disclosed  that  the  selling shareholders are offering 4,400,000 shares of common stock, which is equal to 46.81% of our issued and outstanding common stock. Of these shares, 1,200,000, or 12.77% of our issued and outstanding common stock, are held by relatives of our sole director and officer, Zubeda Mohamed-Lakhani.


   4.  PLEASE  DISCLOSE WHETHER YOU HAVE RESTRICTED  THIS  OFFERING  TO  CERTAIN
       STATES.

       We have not restricted the offering to certain states or any specific jurisdiction.

Summary

   5. CLARIFY HERE THAT YOUR PRESIDENT HOLDS THE MINERAL CLAIM IN TRUST FOR THE REGISTRANT AND THE REASONS FOR THIS ARRANGEMENT. IF THIS PRESENTS ANY ADVERSE CONSEQUENCES TO POTENTIAL INVESTORS, BRIEFLY DISCUSS HERE.

       We have disclosed the following:

       "Our mineral claim interest is held in trust for us by our president, Zubeda Mohamed. It is a common procedure to have such claims held in trust given the expense that we would incur in registering as a recorded claim holder and as an extraprovincial company in British Columbia."

   6. PLEASE DISCLOSE WHETHER THERE ARE ANY FUTURE PAYMENT REQUIREMENTS RELATING TO THE MINERAL CLAIM.

       There are no future payments relating to the mineral claim, other than government assessment fees of approximately $2,000 annually, which is payable on December 5 of each calendar year. We may satisfy this requirement by making a cash payment or by incurring exploration expenditures on the claim for this amount.

   7.  PLEASE DESCRIBE IN MORE DETAIL WHAT IT MEANS TO "STAKE THIS PROPERTY  FOR
       US  BY  WAY  OF   GOVERNMENT  FILING."  ALSO, DEFINE  THE  TERM "ECONOMIC
       MINERALIZATION" SO THAT THE MEANING IS CLEAR TO INVESTORS.

       We have described the staking process and defined economic mineralization in plain language.

   8. PLEASE DESCRIBE IN THE SUMMARY, IF TRUE, THAT YOU HAVE NO KNOWN RESERVES ON THE PROPERTY.

       We have disclosed that there are no known reserves on the property.

Summary Financial Information

   9.  WE  NOTE  THAT  YOU  DISCLOSE TOTAL ASSETS  OF  $23,045  IN  THE  SUMMARY
       FINANCIAL INFORMATION.   PLEASE  RECONCILE  THIS  AMOUNT  WITH  THE TOTAL
       ASSETS ON YOUR BALANCE SHEET OF $24,045.  REVISE AS NECESSARY.

       We have changed the noted number in the "Summary Financial Information" table to read "$24,045".

Risk Factors

   10. ADD A RISK FACTOR DESCRIBING THE RISKS OF HAVING ONLY ONE INDIVIDUAL WHO SERVES AS PRESIDENT, CEO, SECRETARY, TREASURER AND SOLE DIRECTOR AND HAVING NO OTHER EMPLOYEES.

       We have added the following risk factor:

       "OUR BUSINESS WILL BE MORE PRONE TO FAILURE DUE TO THE FACT THAT WE ONLY HAVE ONE INDIVIDUAL SERVING IN THE CAPACITY AS PRESIDENT, C.E.O., SECRETARY, TREASURER AND OUR SOLE DIRECTOR.

       Zubeda Mohamed-Lakhani acts as our president, chief executive officer, secretary, treasurer and our sole director. Many companies typically have separate individuals serve in each of these capacities. Because we only have one director and officer, we will not have the same level of accounting and managerial controls and balances that most corporations with multiple directors and officers have. As well, the success of our business will depend on the abilities of only one person, instead of the consensus of various individuals with different perspectives and areas of expertise. For these reasons, our business may be more susceptible to failure."

Selling Shareholders

   11. STATE THE PRICE THE SELLING SHAREHOLDERS PAID TO ACQUIRE THEIR SHARES.

       We have disclosed the prices that the selling shareholder paid to acquire their shares.

Description of Business

Property Acquisition

   12. EXPAND TO DISCUSS IN MORE DETAIL THE CONSEQUENCES OF MS. MOHAMED-LAKHANI HOLDING THE PROPERTY "IN TRUST" FOR THE REGISTRANT. EXPLAIN WHAT STEPS YOU NEED TO TAKE TO REGISTER AS AN EXTRA-PROVINCIAL COMPANY IN BRITISH COLUMBIA IN ORDER TO REGISTER THE CLAIM IN THE NAME OF THE REGISTRANT.

       We have disclosed the following regarding extra-provincial registration and the consequences of trusteeship:

       "Our president, Zubeda Momahed-Lakhani holds this mineral claim in trust for us. We can request that the claim be registered in our name at any time. We would have to register as an extra-provincial company in British Columbia and obtain a free miner's certificate in order to accomplish this. This process would involve significant fees and require us to retain a lawyer to file the extra-provincial registration application and to act as attorney for service in British Columbia. The filing process would take approximately two weeks.

       The registration of the claims in the name of a trustee does not impact a third party's ability to commence an action against us respecting the Cartan mineral claim or to seize the claim after obtaining judgment.

       If the trustee becomes bankrupt or transfers the claims to a third party, we may incur significant legal expenses in enforcing our interest in the claims in British Columbia courts. Because our president acts as our trustee, we do not believe that there is any material risk of such an occurrence."

   13. PLEASE CLEARLY DISCLOSE WHETHER THERE ARE ANY CONDITIONS YOU MUST MEET TO KEEP THESE CLAIMS; AND WHETHER THERE ARE ANY REQUIREMENTS TO PAY ANY ROYALTIES, OR OTHER UNDERLYING AGREEMENTS OR INTERESTS IN THE PROPERTY. REVISE TO FULLY DISCUSS THE MATERIAL TERMS OF YOUR LAND OR MINERAL RIGHT SECURING AGREEMENTS. REFER TO PARAGRAPH (B)(2) OF INDUSTRY GUIDE 7.

       We have disclosed that we do not have any other obligations with respect to our agreement with Mr. McLeod, the mineral claim vendor. We have also disclosed the obligations relating to keeping the mineral claim in good standing on an annual basis.

   14. INSERT A SMALL-SCALE MAP SHOWING THE LOCATION AND ACCESS TO YOUR PROPERTY. NOTE THAT THE SEC'S EDGAR PROGRAM NOW ACCEPTS DIGITAL MAPS; SO PLEASE INCLUDE THESE IN ANY FUTURE AMENDMENTS THAT ARE FILED ON
       EDGAR. IT IS RELATIVELY EASY TO INCLUDE AUTOMATIC LINKS AT THE APPROPRIATE LOCATIONS WITHIN THE DOCUMENT TO GIF OR JPEG FILES, WHICH WILL ALLOW THE FIGURES AND/OR DIAGRAMS TO APPEAR IN THE RIGHT LOCATION WHEN THE DOCUMENT IS VIEWED ON THE INTERNET. FOR MORE INFORMATION, PLEASE CONSULT THE EDGAR MANUAL, AND IF YOU NEED ADDITION ASSISTANCE, PLEASE CALL FILER SUPPORT AT 202-942-8900.

       We have filed a location map for the Cartan mineral claim as an exhibit to our amended registration statement.

Description of Property

   15. PLEASE DESCRIBE YOUR "OPERATING LEASE FOR OFFICE PROPERTY" REFERRED TO IN NOTES 3 AND 5 TO THE FINANCIAL STATEMENTS.

       On March 1, 2006, we entered into an operating lease for office premises whereby we pay $100 in Canadian funds (approximately $86 United States dollars) for providing office space and services to us in Vancouver, British Columbia. We have revised our disclosure in this section accordingly.

Financial Statements, page F-1

General

   16. PLEASE UPDATE THE FINANCIAL STATEMENTS, IF NECESSARY, AS REQUIRED BY ITEM 310 OF REGULATION S-B.

       We have included the financial statements for the interim period ended June 30, 2006 with our amended registration statement.

   17. INCLUDE UPDATED ACCOUNTANT'S CONSENTS WITH ALL AMENDMENTS TO THE FILING.

       We  have   filed   an  updated  accountant's  consent  with  our  amended
       registration statement.

Statement of Stockholders' Equity, page F-5

   18. WE REFERENCE THE DISCUSSION OF THE 5 MILLION SHARES ISSUED ON MAY 11, 2005 IN PART II. IF THIS IS INCLUDED IN THE ISSUANCE ON DECEMBER 3, 2005 IN THE STATEMENT OF STOCKHOLDERS' EQUITY PLEASE REVISE TO SEPARATELY DISCLOSE THIS ISSUANCE ON THE CORRECT DATE. THE DISCLOSURES IN NOTE 6 SHOULD ALSO BE REVISED ACCORDINGLY.

       The 5,000,000 shares were issued on December 3, 2005. We have revised the disclosure in our amended registration statement to reflect this.

Note 1. Nature of Operations and Continuance of Business, page F-6

   19. WE NOTE YOUR DISCUSSION REGARDING THE COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN. PLEASE REVISE TO INCLUDE A DETAILED DISCUSSION OF THE COMPANY'S VIABLE PLAN OF OPERATIONS, INCLUDING YOUR ANTICIPATED EXPLORATION FUNDING PROGRAM AND EXPECTED COSTS, FINANCING NEEDS AND SOURCES OF FINANCING IN ACCORDANCE WITH FRC 607.02. THE SPECIFIC PLANS TO ADDRESS THE THREAT OF THE GOING CONCERN ISSUES AND THE PLANS TO RESOLVE THE DOUBTS ABOUT THE ENTITY'S CONTINUED EXISTENCE SHOULD ALSO BE DISCUSSED. YOU SHOULD ALSO DISCUSS THE EXPECTED IMPACT IF YOU ARE NOT ABLE TO RAISE THE NECESSARY FINANCING.

       We have revised our note disclosure to provide a detailed discussion of our viable plan of operations, including our anticipated exploration funding program and expected costs, financing needs and sources of financing.

Note 6. Common Stock, page F-9

   20. WE NOTE YOUR DISCLOSURE THAT YOU ISSUED 2,000,000 SHARES OF COMMON STOCK AT A PRICE OF $0.10. PLEASE RECONCILE THE PER SHARE PRICE WITH THE TOTAL CASH PROCEEDS DISCLOSED OF $20,000 AND THE STATEMENT OF STOCKHOLDERS' EQUITY WHICH DISCLOSES A PER SHARE PRICE OF $0.01. REVISE AS NECESSARY.

       We have revised our disclosure to indicate that the 2,000,000 shares were sold at $0.01 each.

Exhibits

   21. PLEASE FILE THE MINERAL CLAIM ACQUISITION AGREEMENT, THE TRUST AGREEMENT, AND THE GEOLOGICAL REPORT AS EXHIBITS.

       We have filed the mineral claim Bill of Sale, the trust agreement and the geological report as exhibits to our amended registration statement.

   22. PROVIDE AS AN EXHIBIT, A WRITTEN CONSENT FROM ANY EXPERTS INCLUDING MR. JAMES MCLEOD, WHOSE GEOLOGICAL REPORT YOU CITE. THESE CONSENTS SHOULD CONCUR WITH THE SUMMARY OF THE INFORMATION IN THE REPORT DISCLOSED, AND AGREE TO BEING NAMED AS AN EXPERT IN THE REGISTRATION STATEMENT.

       We have filed a written consent from Mr. James McLeod as an exhibit to our amended registration statement.

   23. PLEASE FILE AN OPINION OF COUNSEL ON THE LEGALITY OF THE SECURITIES BEING REGISTERED PURSUANT TO ITEM 601(B)(5) OF REGULATION S-B.

       We have filed an opinion of counsel as an exhibit to our amended registration statement.

Yours truly,

CARTAN HOLDINGS INC.

PER: /S/ ZUBEDA MOHAMED-LAKHANI

ZUBEDA MOHAMED-LAKHANI